Exhibit 12

Atmos Energy Corporation

Computation of Earnings to Fixed Charges

March 31, 2013

	Three Months Ended March 31		Six Months Ended March 31
	2013	2012	2013	2012
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$178,559	$166,295	$303,657	$268,024
Add:
Portion of rents representative of the interest factor	3,321	3,220	6,462	6,454
Interest on debt & amortization of debt expense	33,331	36,643	63,853	72,369

Income as adjusted	$215,211	$206,158	$373,972	$346,847

Fixed charges:
Interest on debt & amortization of debt expense(1)	$33,331	$36,643	$63,853	$72,369
Capitalized interest(2)	434	690	909	1,521
Rents	9,965	9,660	19,387	19,362
Portion of rents representative of the interest factor(3)	3,321	3,220	6,462	6,454

Fixed charges(1)+(2)+(3)	$37,086	$40,553	$71,224	$80,344

Ratio of earnings to fixed charges	5.80	5.08	5.25	4.32